Exhibit (a)(5)(XX)

Press Release March 26, 2007

E.ON to start legal proceedings against Acciona and Enel

As a consequence of recent actions and statements by Acciona and Enel with respect to a possible joint tender offer for Endesa, E.ON starts today various legal proceedings. These unlawful actions were an attempt to deceive Endesa’s shareholders and to manipulate the market price of Endesa stock. They interfered with E.ON’s pending tender offer for Endesa, which is the only approved offer for all of Endesa’s shareholders.

E.ON files complaints with the CNMV asking that the CNMV should open infringement procedures against Acciona and Enel for market disruption, breach of tender offer rules and insider trading. Additionally, E.ON demands that Acciona and Enel should be forced to divest their shareholdings in Endesa and prohibited from acquiring any Endesa shares. Acciona and Enel should also be completely barred by the CNMV from making any tender offer for Endesa, not only for a certain period of time.

E.ON also seeks relief in a federal court in New York for violations of the U.S. securities laws by Acciona and Enel. E.ON is convinced that Acciona and Enel have made misleading disclosures of their plans and arrangements among each other or with other shareholders with respect to Endesa. The New York court has already found that prior Acciona disclosures regarding Endesa were materially deficient, and it preliminary enjoined Acciona from further violations of the disclosure provisions of the U.S. securities laws. E.ON’s filings today seek to hold Acciona in contempt of that order.

E.ON asks the New York court that Acciona and Enel be required to make corrective disclosures, and barred from purchasing or offering to purchase additional Endesa shares (including through the settlement of

E.ON AG
E.ON Platz 1
D-40479 Düsseldorf
For information
please contact:
Dr. Peter Blau
Phone: +49-211-45 79-628
Fax: +49-211-45 79-629
Josef Nelles
Phone: +49-211-45 79-544
Fax: +49-211-45 79-566
www.eon.com
Presse@eon.com

Press Release E.ON AG, March 26, 2007	Page 2 of 3

Enel’s outstanding swap agreements with various financial institutions). Further, because Enel acquired its direct 10% stake in Endesa in violation of U.S. tender offer rules, E.ON contends that Enel should be required to offer rescission to the shareholders from whom it purchased Endesa shares.

E.ON’s Chief Executive Wulf Bernotat said: “The CNMV concluded last Friday that Acciona and Enel violated the Spanish tender offer rules. We appreciate this first and quick reaction by the Spanish regulator. This can however only be the beginning of further proceedings and investigations which should lead to appropriate sanctions. In any case, we are convinced that our increased offer at €40.00 per share and ADS will be the only one for Endesa in the foreseeable future. Therefore, I invite Endesa shareholders to participate in our offer and tender their shares by April 3 in Spain or April 6 in the U.S.”

Media Contacts E.ON AG, Corporate Communications
Dr. Peter Blau	+49 (0)211 45 79 627
Josef Nelles	+49 (0)211 45 79 544

Spain
Deva	+34 913 601 720
Gonzalo Lacalle	+34 677 405 341
Juan Torres	+34 666 582 837

UK / International
Finsbury Group	+44 (0)20 7251 3801
Rollo Head	+44 (0)7768 994 987

On the 26 of January 2007, E.ON Aktiengesellschaft (“E.ON”), through its wholly owned subsidiary E.ON Zwölfte Verwaltungs GmbH, filed a tender offer statement on Schedule TO regarding its tender offer for ordinary shares and ADSs of Endesa S.A. (“Endesa”) with the U.S. Securities and Exchange Commission (“SEC”). Endesa investors and security holders are urged to read the U.S. tender offer statement (as updated and amended), because it contains important information. Furthermore, Endesa investors and security holders are urged to read the Spanish prospectus from E.ON regarding the Spanish tender offer for Endesa because it contains important information. The Spanish prospectus and certain complementary documentation were authorized in Spain by the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”). Investors and security holders may obtain a free copy of the Spanish prospectus and its complementary documentation from E.ON, Endesa, the four Spanish Stock Exchanges, Santander Investment Bolsa SV SA, Santander Investment SA, Corredores de Bolsa, and elsewhere. The Spanish prospectus is also available on the web sites of the CNMV (www.cnmv.es), E.ON (www.eon.com), and elsewhere. Likewise, Endesa investors and security holders may obtain a free copy of the U.S. tender offer statement and other documents filed by E.ON with the SEC on the SEC’s web site at www.sec.gov. The U.S. tender offer statement and these other documents may also be obtained for free from E.ON by directing a request to E.ON AG, External Communications, Tel.: 0211- 45 79 - 4 53.

Press Release E.ON AG, March 26, 2007	Page 3 of 3

This press release may contain forward-looking statements. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of E.ON and Endesa and the estimates given here. These factors include the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability to integrate successfully Endesa within the E.ON Group or to realize synergies from such integration; costs related to the acquisition of Endesa; the economic environment of the industries in which E.ON and Endesa operate; and other risk factors discussed in E.ON’s public reports filed with the Frankfurt Stock Exchange and with the SEC (including E.ON’s Annual Report on Form 20-F) and in Endesa’s public reports filed with the CNMV and with the SEC (including Endesa’s Annual Report on Form 20-F). E.ON assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.